SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January, 2018

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Petrobras Enrolls in the Installment Program

Established by Law 13586/2017

Rio de Janeiro, January 29, 2018—Petróleo Brasileiro S.A.—Petrobras, further to the press release disclosed on August 23, 2017 and January 2, 2018, informs that its Board of Directors approved today the adhesion to the installment payment program established by Law 13586/2017, which covers the processes related to the requirement of Withholding Income Tax (‘IRRF’) on remittances abroad for payment of charter vessels covering the 2008-2014 period.

According to the regulation, for taxable events occurring up to December 31, 2014, companies may adopt the maximum percentages set forth in Law 9481/1997, art. 1, § 2, with the wording given by Law 13043/2014, by paying the tax difference levied on the percentage of charter contracts that exceeds the legal thresholds, plus interest in arrears and reduction of 100% of fines, split into up to twelve monthly and successive installments, the first (or full payment) being due on January 31, 2018.

The company will pay R$ 1.7 billion in twelve monthly and successive installments, in the approximate amount of R$ 144 million each, the first being due on January 31, 2018 and the remaining ones on the last working day of the following months, updated by the SELIC rate.

The enrollment will allow the settlement of administrative and legal disputes related to IRRF for the 2008-2013 period, which total R$ 28 billion. Of this amount, R$ 21 billion is included in note 29.3. Contingent liabilities in the financial statements of the third quarter of 2017, for the period 2008-2012, and R$ 7 billion relate to 2013. In the case of the 2014 fiscal year, the company will make the payment under the program, eliminating penalty risks.

The negative impact on the results of the fourth quarter of 2017 will be approximately R$ 1.1 billion, net of taxes.

The decision to enroll in the program was based on the economic benefits, since keeping the disputes would imply a financial effort to comply with judicial guarantees.

The administrative and legal disputes related to cases in which the incidence of CIDE, PIS and COFINS is under discussion will be maintained, since these contributions were not included in the program, due to a veto to the Bill on the conversion of Provisional Measure 795/2017.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2016, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 29, 2018.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Ivan de Souza Monteiro
Ivan de Souza Monteiro
Chief Financial Officer and Investor Relations Officer